As filed with the Securities and Exchange Commission on April 5, 1999

                                                      Registration No. 333-72309
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              ---------------------

                                    AMENDMENT
                                      NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                         ------------------------------

                                  VIATEL, INC.
             (Exact Name of Registrant as Specified in its Charter)


   DELAWARE                     685 THIRD AVENUE                 13-3787366
(State or Other              NEW YORK, NEW YORK 10017        (I.R.S. Employer
Jurisdiction of               (212) 350-9200              Identification Number)
Incorporation or          (Address, Including Zip Code,
Organization)            and Telephone Number, Including
                       Area Code, of Registrant's Principal
                               Executive Offices)

                         ------------------------------

                            SHELDON M. GOLDMAN, ESQ.
                             SENIOR VICE PRESIDENT,
                      BUSINESS AFFAIRS AND GENERAL COUNSEL
                                  VIATEL, INC.
                                685 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                (212) 350-9200
                     (Name, Address, Including Zip Code, and
                    Telephone Number, Including Area Code, of
                               Agent For Service)



                        COPIES OF ALL COMMUNICATIONS TO:
                             JAMES P. PRENETTA, ESQ.
                            KELLEY DRYE & WARREN LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 808-7800


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effectiveness of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

         The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



Subject To Completion,  Dated April 5, 1999





                                6,824,249 Shares

                                  Viatel, Inc.



                                  Common Stock



         This Prospectus may be used by us for the issuance, from time to time, of up to 6,824,249 shares of our common stock, upon the conversion of our outstanding subordinated debentures or shares of Series A preferred stock. We will not receive any proceeds from the issuance of the shares of common stock covered by this prospectus.

         Our common stock is traded on the Nasdaq National Market under the symbol "VYTL." On April 1, 1999, our common stock closed at $28-1/8 per share.


                              --------------------


         See "Risk Factors" beginning on page 2 to read about certain factors you should consider before converting your subordinated debentures or shares of series a preferred stock into shares of our common stock.


                              --------------------



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                              --------------------








                  The date of this prospectus is April , 1999.

                                  RISK FACTORS


         This prospectus includes and incorporates "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from these forward-looking statements are discussed below. All forward-looking statements attributable to the company or persons acting on our behalf are expressly qualified by the following cautionary statements.



Our substantial leverage could adversely affect our ability to run our business

         We have now and will continue to have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

         o limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;
         o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for other purposes, including working capital, capital expenditures, acquisitions and general corporate purposes;
         o  make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions;
         o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
         o place us at a competitive disadvantage compared to our competitors that have less debt; and
         o limit, along with the financial and other restrictive covenants, our ability to borrow additional funds.

Our cash flow may not be sufficient to permit repayment of our indebtedness when due

         Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations to meet our debt service requirements. We may need to refinance all or a portion of our indebtedness. Based on our current level of operation, we anticipate that cash flows from operations may be insufficient to repay our indebtedness at scheduled maturity and that some or all of such indebtedness may need to be refinanced. If we are unable to refinance our debt or if additional financing is not available, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for the assets or to default on our obligations with respect to our indebtedness.

Terms of our indebtedness restrict our corporate activities

         The indentures under which our long-term debt was issued restrict, and in some cases significantly limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

         o  incur additional indebtedness,
         o  make prepayments of certain indebtedness,
         o  pay dividends,
         o  make investments,
         o  engage in transactions with stockholders and affiliates,
         o  issue capital stock,
         o  create liens,
         o  sell assets, and
         o  engage in mergers and consolidations.

To date, we have incurred substantial net losses and negative cash flow from operations, and if this continues we would be unable to meet our working capital and future debt service requirements

         Our operating loss, negative EBITDA and net loss have increased for each of the last four years. In 1998, we had an operating loss of $48.1 million, negative EBITDA of $31.8 million and a net loss of $127.3 million. We also had interest expense of $79.2 million and capitalized interest of $3.3 million. Interest expense will increase substantially as a result of the offering which we completed in March 1999. These losses and interest expense present a significant risk for investors. We need to begin placing traffic on our network to reduce our costs and reverse these trends.

         Our negative EBITDA and negative cash flows are likely to continue beyond the year 2000 if:

         o  we extend our expansion plans,
         o  prices charged to end users decline faster than we anticipate,
         o interconnection rates and wholesale prices paid by us do not decline as quickly as we anticipate, and
         o  any of the other risks described in this prospectus materialize.

         Accordingly, we cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Our future growth will require substantial additional capital which could exceed budgeted amounts and cause us to delay or abandon expansion projects

         We currently have budgeted approximately $720.0 million for capital expenditures in 1999 and 2000, including the proposed expansion of our network into southern France and Switzerland. That network expansion could cost us as much as $350 million, including civil construction costs and the cost of network equipment and related facilities. We will seek to reduce this amount by sharing civil construction costs with a partner. However, we do not currently have a partner for this expansion project. If we do not find a partner, we may be required to reduce the size of our planned network expansion. In that event, we might not build a "ring." As a result, on that route a fiber cut would interrupt our service on that segment. We cannot assure you that actual costs of our network expansion projects will not substantially exceed our budget for these projects. Future sources of financing may include:

         o  additional public and private debt and equity offerings,
         o  project financing,
         o  equipment financings, and
         o  the sale of capacity on our network.

         We cannot assure you that additional financing arrangements will be available to us on acceptable terms or at all. Moreover, the amount of our outstanding indebtedness may adversely affect our ability to raise additional funds.

         We believe that available cash and investments on hand and the sale of capacity on our network will provide sufficient funds for us to expand our business as planned and to fund our operating losses for at least the next 12 to 18 months. However, the actual amount of our future capital requirements will depend on a number of factors, including:

         o  the success of our business;
         o  the start-up dates for new transmission infrastructure;
         o  the rate at which we further expand our network;
         o  the types of services that we offer;
         o  staffing levels;
         o  acquisitions and customer growth; and
         o other factors that are not within our control, including competitive conditions, government regulatory developments and capital costs.

         In the event that our plans or assumptions change or prove to be inaccurate or available cash and investments on hand and proceeds from the sale of capacity on our network prove to be insufficient to fund our growth in the manner and at the rate we currently anticipate, we may be required to delay or abandon some or all of our development and expansion plans or we may be required to seek additional sources of financing earlier than currently anticipated.

Failure to implement our strategy of owning infrastructure could significantly impact our financial performance

         If we are unable to effectively implement our strategy of owning, rather than leasing, facilities, we could experience a substantial reduction in gross margin on international calls which, absent a substantial increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on our business, financial condition and results of operations.

There are significant risks of entry into the data transmission business

         We have no direct experience providing data transmission services although we have extensive experience in the telecommunications business including an executive team with significant telecommunications expertise. We intend to begin offering data transmission services by the end of 1999. These services, which will include frame relay and asynchronous transfer mode, will be targeted at our existing and potential customers with substantial data communications requirements.

         The data transmission business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In providing these services, we will be dependent upon vendors for assistance in the planning and deployment of our data product offerings, as well as ongoing training and support. Our provider for our asynchronous transfer mode equipment is Lucent Technologies. We believe that Lucent Technologies does not have extensive experience providing this equipment, or configuring data networks, in Europe. In addition, this Lucent Technologies equipment will need to be integrated with our existing Nortel Telecom-based platforms. In Europe, there are a number of different protocols for data transmission. Our network will need to be able to handle all these protocols, which will pose technical difficulties. The success of our entry into the data transmission business will depend upon, among other things, our ability to select new equipment and software and integrate these into our network, hire and train qualified personnel, enhance our billing, back-office and information systems to accommodate data transmission services and customer acceptance of our service offerings. We cannot provide any assurance that we will be successful in the data transmission business. If we are not successful, there may be adverse material effect on our business, financial condition and results of operations.



Our operating results may be subject to substantial fluctuations

         Our quarterly operating results have fluctuated in the past, primarily as a result of the evolution of our business, and may fluctuate significantly in the future as a result of a variety of factors, including:

         o  pricing changes in the industry;
         o changes in the mix of services which we sell or channels through which those services are sold;
         o  timing of capacity sales;
         o changes in user demand, customer terminations of service, capital expenditures and other costs relating to the expansion of our network;
         o the start-up and ready-for-service dates of each phase of our network expansion;
         o the timing and costs of any acquisitions of customer bases, businesses, services or technologies;
         o  the timing and costs of marketing and advertising efforts;
         o  the effects of government regulation and regulatory changes; and
         o  specific economic conditions in the telecommunications industry.

Variability in our operating results could have a material adverse effect on our business, financial condition and results of operations. Any significant shortfall in demand for our services in relation to our expectations, or the occurrence of any other factor which causes revenue to fall significantly short of our expectations, would also have a material adverse effect on our business, financial condition and results of operations.

Our ability to use net operating loss carryforwards may be limited in the future

         As of December 31, 1998, we had federal income tax net operating loss carryforwards of $218.8 million which begin to expire in 2007. Our ability to use net operating loss carryforwards to reduce our future tax payments would be limited if there were to occur a more than fifty percent ownership change over a three-year period. It is possible that this offering, when combined with prior or subsequent direct or indirect changes in the ownership of our common stock within the relevant three-year period could trigger this limitation.

Our industry is highly competitive with participants that have greater resources than we do, and we may not be able to compete successfully with these and other competitors

         Our success depends upon our ability to compete with other telecommunications providers in each of our markets, many of which have substantially greater financial, marketing and other resources than we do. If our competitors devote significant additional resources to the provision of international or national long distance telecommunications services to our target customer base, this action could have a material adverse effect on our business, financial condition and results of operations and we cannot assure you that we will be able to compete successfully.

         Our competitors include the incumbent telecommunications operator in each country in which we operate, global alliances among some of the world's largest telecommunications carriers, such as Global One (Sprint, France Telecom and Deutsche Telekom) and an alliance between MCI Worldcom and Telefonica de Espana, and new entrants, such as alternative carriers, Internet backbone networks and other service providers. Other potential competitors include:

         o  cable communications companies,
         o  wireless telephone companies,
         o  electric and other utilities with rights-of-way,
         o  railways,
         o  microwave carriers and
         o  large end-users which have private networks.

The intensity of competition and price declines have increased over the past several years and we believe that competition and price declines will continue to intensify, particularly in Western Europe, as other providers obtain operative connectivity.

Failure to identify suitable acquisition targets, or the costs and difficulties of acquiring and integrating businesses could impede our future growth and adversely affect our competitiveness

         We may seek to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, other companies, which may expose us to the following risks:

         o the difficulty of identifying appropriate acquisition candidates in the countries in which we do business;
         o the difficulty of assimilating the operations and personnel of the acquired entities;
         o the potential disruption to our ongoing business caused by senior management's focus on the acquisition transactions;
         o our failure to successfully incorporate licensed or acquired technology into our network and service offerings;
         o the failure to maintain uniform standards, controls, procedures and policies; and
         o the impairment of relationships with employees as a result of changes in management and ownership.

         Additionally, in connection with an acquisition, we may experience rates of customer attrition that are significantly higher than the rate of customer attrition which we generally experience. Further, to the extent that any transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. We cannot assure you that we would be successful in overcoming these risks.



Inability to expand our network could adversely affect our business

         Our success is dependent, in part, on our ability to continue to expand our network. Furthermore, as we continue to expand our network to increase its capacity and reach, we will face increasing demands and challenges including:

         o effectively managing the construction of new fiber routes, obtaining any necessary rights-of-way and required licenses for such construction, and completing any such construction on budget and on time;
         o  increasing traffic volume on our network; and
         o  selling capacity on the network.

         If the costs of construction projects significantly exceed our budget for those projects, we may be required to obtain additional financing or to abandon or curtail portions of those projects.

         The expansion and development of our network will entail the significant expenditure of resources in projecting growth in traffic volume and routing preferences and determining the most cost effective means of growing the network. Failure to project traffic volume and route preferences correctly or to determine the optimal means of expanding our network would result in less than optimal utilization of our network and could have a material adverse effect on our business, financial condition and results of operations.

Network construction delays and system failures could adversely affect our business

         Our success is dependent, in part, on our ability to provide seamless technical operation of our network. If we encounter construction delays, we will not be able to route our traffic over our owned facilities as soon as we hope, which will, for some period of time, have a detrimental effect on our ability to increase traffic volumes and gross margins. In addition, construction delays could negatively affect our ability to sell capacity to other carriers.

          Our network is subject to several risks that are outside of our control, such as the risk of damage to software and hardware resulting from fire, power loss, natural disasters and general transmission failures caused by a number of additional factors. Any failure of our network or other systems or hardware that causes significant interruptions to our operations could have a material adverse effect on our business, financial condition and results of operations.

         Our operations are also dependent on our ability to successfully integrate new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strains upon our network. We attempt to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches that may be owned by other carriers. However, prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with our network, could seriously damage our reputation and result in customer attrition, reduced margins and financial losses. Additionally, any damage to our switching centers in New York, New York, Somerset, New Jersey or London, England (of which there are two) could have a material adverse effect on our ability to monitor and manage the network operations and generate accurate call detail reports.

Foreign currency exchange rates could have adverse effects on our business

         Our payment obligations with respect to our outstanding indebtedness are denominated in U.S. Dollars and the Euro, but certain of our revenues are denominated in Pound Sterling. Any appreciation in the value of the U.S. Dollar or the Euro relative to the Pound Sterling could have a material adverse effect on our ability to make payments on such obligations.

         We do not currently use financial hedging transactions, although in the future we may elect to manage the exchange rate exposure presented by our Euro denominated obligations. We cannot provide any assurance that exchange rate fluctuations will not have a material adverse effect on our ability to make payments on our outstanding indebtedness.

         In addition, we cannot assure you that the laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which we operate will not change. Any such change could have a material adverse effect on our business, financial condition and results of operations.

Operating in foreign countries presents risks that may affect our performance


         There are certain risks inherent in conducting our operations in numerous European and Latin American countries. These risks include, among others:

         o unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers applicable to the communications industry;
         o difficulties associated with recruiting, training and staffing employees at our foreign sales and business offices;
         o  political risks and uncertainties;
         o  fluctuations in currency exchange rates;
         o export and import restrictions or prohibitions relating to communications equipment;
         o  delays from custom's brokers or government agencies;
         o seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and
         o potentially adverse tax consequences resulting from operating in multiple European and Latin American countries with different tax laws.

             If any of these risks materialize, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to implement required enhancements to our information systems

         While we believe that our billing and information systems are currently sufficient for our operations, our systems will require enhancements and ongoing investments, particularly as volume of minutes on our network increases. We cannot assure you that we will not encounter difficulties in enhancing our systems or integrating new technology into our systems. Our failure to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on our business, financial condition and results of operations.

We could experience system failures and service disruptions as a result of the year 2000 issue

         The year 2000 issue is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If such programs are not corrected, such date sensitive computer programs, microprocessors and embedded systems may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions in operations.

         In an effort to assess our year 2000 state of readiness, during 1997 we began performing a complete inventory assessment of all of our information technology and non-information technology systems, the vast majority of which have either been developed or purchased by us within the past four years. Based on our review to date, we believe that the vast majority of our existing systems are year 2000 compliant. However, we cannot provide any assurance until the year 2000 occurs that such is the case. With regard to systems which are not currently year 2000 compliant, we are actively replacing such systems to ensure our ability to continue to meet our internal needs and the requirements of our customers.

         We currently anticipate that the upgrade or modification of non-compliant systems will be completed during the first half of 1999. We have also initiated formal communications with the key carriers and other vendors on which our operations and infrastructure are dependent to determine the extent to which we are susceptible to a failure resulting from such third parties' inability to remediate their own year 2000 issues.

         We cannot assure you that the carriers and other vendors on which our operations and infrastructure rely are or will be year 2000 compliant in a timely manner. Interruptions in the services provided to us by these third parties could result in disruptions in our services. Depending upon the extent and duration of any disruptions and the specific services affected, these disruptions could have a material adverse affect on our business, financial condition and results of operations.

         In addition, disruptions in the economy generally resulting from year 2000 issues could also have a material adverse affect on us. We could be subject to litigation resulting from any disruption in our services. The amount and potential liability or lost revenue cannot be reasonably estimated at this time.

Our dependence upon third parties for leased capacity and interconnection arrangements may result in less than maximum utilization of our network

         We currently lease capacity for point-to-point circuits with fixed monthly payments and buy minutes of use under agreements with maximum twelve-month terms and are vulnerable to changes in our lease arrangements, capacity limitations and service cancellations. These lease arrangements present us with high fixed costs, while revenues generated by the utilization of these leases will vary based on traffic volume and pricing. Accordingly, if we are unable to generate sufficient traffic volume over particular routes or are unable to charge appropriate rates, we could fail to generate revenue sufficient to meet the fixed costs associated with the lease and may incur negative gross margins with respect to those routes. Although we believe that our arrangements and relationships with other carriers generally are satisfactory, the deterioration or termination of our arrangements and relationships with one or more carriers could have a material adverse effect on our cost structure, service quality, network coverage, financial condition and results of operations.

         Our ability to access customers and to effectively utilize our network is dependent upon our ability to secure operative interconnection agreements, providing access to and an exit from the public switched telephone network, with the respective incumbent telecommunications operator in each market in which we operate. Difficulties or delays in obtaining necessary operative interconnections in a satisfactory or timely manner may significantly delay or prevent the maximum utilization of our network which could have a material adverse effect on us.

Loss of more than one significant carrier customer would result in a significant loss of revenues


         We currently derive a significant portion of our revenues from a relatively small number of carrier customers. Accordingly, the loss of revenue from more than one significant carrier customer would have a material adverse effect upon our business, financial condition and results of operations.

The future success of our business depends upon certain key personnel and our ability to attract and retain other qualified personnel

         The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our senior management, and particularly upon the abilities and efforts of Michael J. Mahoney, our Chairman, Chief Executive Officer and President. We do not currently have employment agreements with any executive officer other than Mr. Mahoney, Allan L. Shaw, our Senior Vice President of Finance and Chief Financial Officer, and Sheldon M. Goldman, our Senior Vice President, Business Affairs and General Counsel. Except for a $3.0 million key-man life insurance policy which we obtained on the life of Mr. Mahoney, we do not maintain and do not contemplate obtaining such life insurance policies on any of our employees.

         The success of our business also depends on our ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and who often have multiple employment options. In addition, the labor market for software engineers and central office technicians has been extremely competitive recently and we may lose key employees or be forced to increase their compensation. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be successful in attracting, retaining and motivating personnel.

Certain provisions of our certificate of incorporation, by-laws, would make it more difficult for another company to successfully takeover the company without approval of our board of directors

         Our certificate of incorporation and by-laws include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. In addition, these provisions may render the removal of directors and management more difficult. These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of the company, unless such takeover or change in control is approved by our board of directors, even though such a transaction might offer holders of our common stock an opportunity to sell their shares at a price above the current market price.

         Certain provisions of our indentures, employment arrangements and our stock option plan would require us to either purchase our debt or make substantial payments upon the occurrence of a change in control of the company

         The indentures under which the vast majority of our outstanding indebtedness was issued provide that, upon the occurrence of certain specified events, we are required to make an offer to purchase all of the indebtedness outstanding under the indentures at a stated purchase price. However, our ability to repurchase our indebtedness upon the occurrence of specified events may be limited by the terms of other existing contractual obligations. In addition, we cannot assure you that, in the event of a triggering event, we will have, or will have access to, sufficient funds to repurchase our indebtedness. If we fail to repurchase all of the indebtedness tendered for purchase upon the occurrence of a triggering event, such failure will constitute an event of default under the indentures.

         In addition, the employment agreements between the company and each of Messrs. Mahoney, Shaw and Goldman contain provisions which require us to make certain payments to those officers in certain instances if employment is terminated following certain specified events. Finally, our amended stock incentive plan provides that outstanding options, restricted stock or stock appreciation rights held by certain members of management vest in their entirety and become exercisable, and as with respect to restricted stock, are released from restrictions on transfer and repurchase rights in event of certain corporate transactions.

We are subject to substantial government regulation which may affect our ability to offer certain services and which may be changed in a manner adverse to the company

         Overview. National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which we currently operate and intend to operate. The interpretation and enforcement of such laws and regulations varies and could limit our ability to provide certain communications services in certain markets. We cannot assure you that:

         o future regulatory, judicial and legislative changes will not have a material adverse effect on us;
         o domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations; or
         o other regulatory activities will not have a material adverse effect on our business, financial condition and results of operations.

         International Traffic. Under the World Trade Organization Basic Telecom Agreement, concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific procompetitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and has been implemented, to varying degrees, by the signatory countries. We believe that the WTO Agreement will increase opportunities for us and our competitors. However, we cannot assure you that the WTO Agreement will result in beneficial regulatory liberalization in all signatory countries.

         On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In this order, the FCC adopted an open entry standard for carriers from World Trade Organization member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-World Trade Organization member countries. Requests for reconsideration of the Foreign Participation Order are pending at the FCC.

         International carriers serving the United States, including us, remain subject to the FCC's international settlement policies, including rules adopted by the FCC regarding international settlement rates which became effective on January 1, 1998. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an accounting rate with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate, usually one-half, is referred to as the settlement rate. The International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC-established benchmark prices.

         Historically, international settlement rates have vastly exceeded the cost of terminating telecommunications traffic. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including us. First, the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. Our foreign affiliates satisfy this condition. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities based international message telephone service traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question.

         In the Foreign Participation Order described above, if the subject route does not comply with the benchmark requirement, a carrier can demonstrate that the foreign country provides equivalent resale opportunities. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, we have been permitted to resell private lines for the provision of switched services to any country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. We, however, remain subject to prior FCC approval in order to provide resold private lines to any country in which we have an affiliated carrier that has not been found by the FCC to lack market power. Many parties appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit or have filed requests for reconsideration with the FCC. On January 12, 1999, the U.S. Court of Appeals for the D.C. Circuit issued an order resolving this appeal, upholding the International Settlement Rates Order in all respects. The appealing parties now have the option of requesting that the case be heard by the U.S. Supreme Court. The petition for reconsideration is still pending at the FCC. We cannot predict the outcome of these proceedings and their possible impact on us.

         Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way we can route calls. Although certain FCC rules limit the way in which some international calls can be routed, we do not believe that our network configuration, specifically the way in which traffic is routed through our facilities in the UK, is specifically prohibited by, or undermines in any way the intent of, these rules. It is possible, however, that the FCC could find that our network configuration violates these rules. If we were found to be in violation of these routing restrictions, and if the violation was sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon us.

         Call Reorigination. In addition, outside the European Union we provide a small number of customers with access to services through the use of call reorigination. A substantial number of countries have prohibited certain forms of call reorigination. We cannot assure you that certain of our services and transmission methods will not be or not become prohibited in certain jurisdictions and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on our business, financial condition and results of operations.

         Unsettled Nature of Regulatory Environment. We have pursued and expect to continue to pursue a strategy of providing our services to the maximum extent we believe permissible under applicable laws and regulations. Our provision of services in Western Europe may also be affected if any European Union member state imposes greater restrictions on non-European Union international service than on such service within the European Union. We cannot assure you that the United States or foreign jurisdictions will not adopt laws or regulatory requirements that will adversely affect us. Additionally, we cannot assure you that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on us or that regulators or third parties will not raise material issues with regard to our compliance with applicable laws or regulations. If we are unable to provide the services we are presently providing or intend to provide or to use our existing or contemplated transmission methods, due to our inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack of such compliance, such events could have a material adverse effect on our business, financial condition and results of operations.

         Since January 1, 1998, we, as well as our U.S. competitors, have been required by the FCC to make contributions to a universal service fund to subsidize telecommunications services for low-income persons, schools and libraries, and rural health care providers. These contributions are based upon our gross revenues. There can be no assurance that we will be able fully to pass the cost of these contributions on to our customers or that doing so will not result in a loss of customers.

         European Implementation. The national governments of the European Union member states were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Although most of the member states have now implemented the required legislation, they have done so on an inconsistent, and sometimes unclear, basis. In addition, the legislation and/or its implementation have, in certain circumstances, imposed significant obstacles on the ability of carriers to proceed with the necessary licensing process. Such barriers include requirements that carriers post significant bonds, make significant capital commitments to build infrastructure, complete extensive application documentation and pay significant license fees. Implementation has also been slow in certain member states as a result of such member state's failure to dedicate the resources necessary to have a functioning regulatory body in place. The above factors and other potential obstacles associated with the effective implementation of liberalization could have a material adverse effect on our operations by preventing us from expanding our operations either as quickly or as currently intended, as well as a material adverse effect on our business, financial condition and results of operations.

The price of our common stock has been subject to substantial fluctuations in price

         Since our common stock has been publicly traded, its market price has fluctuated over a wide range and may continue to do so in the future. The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of our common stock, variations in our operating results and the difference between actual results and the results expected by investors and securities analysts.

                                   THE COMPANY


         General. We are a rapidly growing, facilities-based, global provider of telecommunications services, primarily to small and medium-sized businesses, carriers and resellers. We currently operate one of the largest alternative Pan-European networks, with international gateway switching centers in New York, New York, Somerset, New Jersey and London, England, network points of presence in 37 cities, direct sales forces in nine Western European cities and indirect sales offices in more than 100 additional locations in Western Europe. We offer a broad array of competitively priced, value-added services and voice telephony to more than 230 countries and territories worldwide.

Series A Preferred Stock and Subordinated Convertible Debentures.

         On April 8, 1998, we issued and sold in an exempt transaction:

         o units consisting of one of our 12.50% senior discount notes due 2008 and .490 of a share of our 10% redeemable convertible series A preferred stock;

          o units consisting of one of our 11.25% senior notes due 2008 and .483 of a share of our Series A preferred stock;

         o units consisting of one of our DM denominated 12.40% senior discount notes due 2008 and 2.77 of our 10% subordinated convertible debentures due 2011; and

         o units consisting of one of our DM denominated 11.15% senior notes due 2008 and 2.69 subordinated debentures.

         As required by the terms of our April 8, 1998 offering, in August 1998 we offered to exchange registered notes, with substantially identical terms, for each series of our outstanding unregistered notes issued in the 1998 offering. Upon effectiveness of the registration statement for the exchange offer, the notes automatically separated from the other security originally sold as part of the unit.

         This prospectus has been prepared by us to satisfy certain agreements which we made in connection with our April 1998 high yield offering, which require that we have this prospectus available for use on or prior to April 8, 1999. Subject to certain limitations, we are required to keep this prospectus current and available for use for a period of up to two years. Our obligation to keep this prospectus current and available for use will terminate prior to April 8, 2001 if all shares of Series A preferred stock and convertible debentures covered by this prospectus have been converted into shares of our common stock.

         Subject to certain conditions, the Series A preferred stock and the subordinated debentures will be automatically converted into shares of our common stock if the per share closing price of our common stock for any 20 consecutive trading days reaches certain prices. In addition, the Series A preferred stock and the subordinated debentures may be converted at the option of the holder, at any time after April 8, 1999, at specified prices. See "Description of Capital Stock."

                          Description of Capital Stock

General

         Our authorized capital stock consists of (i) 50.0 million shares of common stock, and (ii) 2.0 million shares of preferred stock. As of April 2, 1999, there were 23,185,765 shares of common stock and 472,790 shares of preferred stock are issued and outstanding.

         The statements under this caption are brief summaries of certain material provisions of our certificate of incorporation and by-laws. These summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

Common Stock

         Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50.0% of our common stock voting for the election of directors can elect all of the directors up for election if they choose to do so; if this event occurs, the holders of the remaining shares of our common stock will not be able to elect any person to our board of directors. Subject to the rights of the holders of shares of our preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board of directors out of funds legally available for this purpose. Holders of our common stock are not entitled to any preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of Viatel, whether voluntary or involuntary, holders of our common stock are entitled to share ratably in the assets legally available for distribution, if any, remaining after the payment or provision for the payment of all our debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of our outstanding preferred stock.

Preferred Stock

         Our certificate of incorporation authorizes our board of directors to issue, from time to time, up to two million shares of preferred stock in one or more series. The board is authorized to fix or alter the rights, designations, preferences, qualifications, limitations and restrictions of the shares of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or designations of these series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, have the effect, under certain circumstances, of delaying, deterring or preventing a change in control of the Viatel.

Series a Preferred Stock

         We have designated 718,042 shares of our authorized shares of preferred stock as the Series A redeemable convertible preferred stock. The following description of an Series A preferred stock is qualified in its entirety by reference to our certificate of incorporation and the certificate of designations, preferences and rights relating to the Series A preferred stock.

         We are required to redeem all outstanding shares of the Series A preferred stock on April 15, 2010 at $100 per share, plus any dividends which may have accrued and remain unpaid as of such date. In addition, we can redeem the Series A preferred stock option at our option, either in whole or in part, at any time and from time to time, on or after April 15, 2003, upon not less than 30 nor more than 60 days' prior notice at the following redemption prices, expressed in percentages of liquidation preference, plus any accrued and unpaid dividends, if any, to the date we redeem the shares, if redeemed during the 12-month period commencing April 15, of the years set forth below.

                 YEAR                                          REDEMPTION PRICE
                 ----                                          ----------------
                 2003....................................           105.000%
                 2004....................................           103.333%
                 2005....................................           101.667%
                 2006 and thereafter.....................           100.000%

         At any time on or after April 8, 1999, the Series A preferred stock is convertible, at the option of the holders, into shares of our common stock at a conversion price of $13.20 purchase. In addition, if the per share closing price of our common stock for any 20 consecutive trading days during the twelve months ending April 15, 1999, April 15, 2000, April 15, 2001, April 15, 2002 or April 15, 2003, exceeds $26.40, $32.30, $38.20, $44.10 or $50.00, then the Series A preferred stock will automatically convert into shares of common stock at the conversion price.

         We are required to pay cumulative dividends on the Series A preferred stock, to the extent that funds are legally available, on each January 15, April 15, July 15 and October 15, at the rate of 10% per year. Dividends are payable:

         o through April 15, 2003 in additional shares of Series A preferred stock or cash or any combination thereof, at our option, subject to restrictions contained in our indentures that effectively prohibit our payment of cash dividends until April 15, 2003, and

         o  after April 15, 2003, in cash.

         Under the terms of the Series A preferred stock, if the average closing price of our common stock, rounded down to the nearest one-cent, during the 20 trading days immediately prior to April 15, 1999, is within one of the price ranges specified in the left column below, we are required to issue a special dividend, payable in additional shares of Series A preferred stock, having an aggregate liquidation preference equal to the amount set forth on the corresponding line of the right column below:

                                                            Special Per
                  Common Stock Price                   Share Dividend Amount
                  ------------------                   ---------------------
                    $11.25 - 11.75                            $ 2.13
                    $10.75 - 11.24                            $ 6.76
                    $10.25 - 10.74                            $11.73
                    $ 9.75 - 10.24                            $17.19
                    $ 9.25 - 9.74                             $23.20
                    $ 8.75 - 9.24                             $29.87
                    $ 8.25 - 8.74                             $37.30
                    $ 7.75 - 8.24                             $45.63
                    $ 7.25 - 7.74                             $55.04
                    $ 7.00 - 7.24                             $65.75
                    Below  $7.00                              $71.43

         Any shares of Series A preferred stock issued as a special dividend would have the same conversion price as the shares of Series A preferred stock which we initially issued.

         The holders of our Series A preferred stock are not entitled to any voting rights except as provided by law or as indicated below.

         Whenever we do not pay dividends on the Series A preferred stock within 15 days of the dividend payment date, the holders of our Series A preferred stock, voting together with certain other holders of our securities, are entitled to vote for and elect, at the next annual meeting or at a special meeting called for this purpose, two additional directors to our board. This right continues until we have paid in full all past due dividends. Upon termination of this right, the term of office of all directors then in office elected by these holders terminate. Subject to certain exceptions, the affirmative vote or consent of the holders of at least two-thirds of our outstanding shares of the Series A preferred stock, voting as a class, is required to:

         o authorize, create or issue, or increase the authorized or issued amount of shares of, any class or series of stock ranking senior to the Series A preferred stock, either as to dividends or upon liquidation, or

         o amend, alter or repeal, whether by merger, consolidation or otherwise, any provision of our certificate of incorporation or of the certificate of designations so as to materially and adversely affect the preferences, special rights or powers of the Series A preferred stock.

         In the event of any liquidation, dissolution or winding-up of Viatel, whether voluntary or involuntary, the holders of our Series A preferred stock are entitled to receive a liquidation preference of $100 per share before any payment or distribution can be made by us or set apart for payment to the holders of any class or series of our stock ranking junior to the Series A preferred stock. If, upon any liquidation, dissolution or winding-up of Viatel, our assets or proceeds from the sale of our assets is insufficient to pay the liquidation value of the Series A preferred stock and any class of stock ranking equal to the Series A preferred stock, then we are required to distribute the assets, or the proceeds from their sale, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

         In the event there is a change of control of Viatel, we are required to make an offer to purchase all of the outstanding shares of Series A preferred stock at a price equal to 101% of the liquidation preference of such shares. Instead of making an offer to purchase, we have the option of reducing, under specified terms, the price at which the Series A preferred stock is convertible into shares of our common stock.

Certificate of Incorporation and By-laws

         Our certificate of incorporation provides that no director shall be liable to Viatel or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability:

         o for any breach of the director's duty of loyalty to Viatel or its stockholders,
         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         o in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
         o for any transaction from which the director derived an improper personal benefit.

         These provisions effectively eliminate our right and the right of our stockholders, through stockholders' derivative suits on behalf of Viatel, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

         Our by-laws require that we indemnify any of our legal representatives, directors and officers and any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the Delaware General Corporation Law.

         We have obtained officers' and directors' liability insurance of $15 million for members of our board of directors and executive officers. In addition to the indemnification provided in our certificate of incorporation and by-laws, we have entered into agreements to indemnify our directors and officers from and against any expenses incurred by these persons in connection with investigating, defending, serving as a witness in, participating in (including on appeal), or preparing for any of the foregoing in any threatened, pending or contemplated action, suit, or proceeding, including an action by or in the right of Viatel, or any inquiry, hearing or investigation, to the fullest extent permitted by law, as this law may be amended or interpreted, but only to the extent that the amendment or interpretation provides for broader indemnification rights. The indemnity agreements contain certain provisions to ensure that the beneficiary of the indemnification receives the benefits contemplated by the indemnity agreement in the event of a change in control, like the establishment and funding of a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated to be incurred by the beneficiary in connection with investigating, preparing for, participating in and/or defending a proceeding.

         Our certificate of incorporation and by-laws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of Viatel unless the takeover or change in control is approved by our board of directors. These provisions may also render the removal of directors and management more difficult.

         Our certificate of incorporation provides that our board of directors be divided into three classes, as equal in number as possible, serving staggered, three-year terms. Our by-laws contain provisions establishing advance notice procedures with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. In general, we must receive notice no less than 120 days prior to the meeting, which must contain specified information regarding (1) the person to be nominated or the matter to be brought before the meeting and (2) the stockholder submitting the proposal.

Delaware Anti-takeover Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. The DGCL generally prohibits a publicly-held company from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board or unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Registration Rights

         In connection with our 1998 high yield offering, we agreed to register, no later than April 8, 1999, the shares of our common stock which will be issued upon conversion of our outstanding preferred stock and subordinated convertible debentures. Subject to limited exceptions, we are required to keep the registration statement current and available for use for a period of two years or until all the unregistered notes have been sold under the registration statement, if earlier. The registration statement of which this prospectus is a part has been filed to satisfy this registration obligation.

         In connection with our 1999 high yield offering, we agreed to use our best efforts to complete, at our expense, by September 19, 1999, a registered exchange offer for each of the two series of notes which were issued. Under the terms of our agreement, we are required to offer to exchange registered notes which have terms substantially identical to those of the notes originally sold by us on a private placement basis in our March 1999 offering. In the event we are unable to complete the exchange offer due to a change in SEC policy, we are required to use our best efforts to put in place a shelf registration statement for the sale of the unregistered notes by the respective holders. We are required to keep any shelf registration which we file current and available for use for up to two years or until all the unregistered notes have been sold under the registration statement, if earlier. If we do not complete the registered exchange offer or have the shelf registration statement in place within the required time frames, we will be required to pay specified penalties.

                                 Use of Proceeds

         We will not receive any proceeds from the conversion of the subordinated debentures or the Series A preferred stock by the holders of such securities. The expenses incurred in registering the shares of common stock covered by this prospectus will be paid by us.



                              Plan of Distribution

         This prospectus registers 6,824,249 shares of our common stock to be issued upon the conversion of the subordinated debentures and the Series A preferred stock by the holders of such securities.

         Upon conversion of the subordinated debentures and the Series A Preferred Stock, the holders will receive registered shares, which may be sold in any one or more transactions on the Nasdaq Stock Market, or any exchange on which our common stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.



                                  Legal Matters

         Certain legal matters relating to the validity of the shares of our common stock covered by this prospectus will be passed upon for us by Kelley Drye & Warren LLP, New York, New York.




                                     Experts

         The consolidated financial statements and schedule of Viatel, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.



                              Available Information

         We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy and information statements and other information may be read and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1300, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov. Our common stock is traded on Nasdaq, and our periodic reports, proxy and information statements and other information can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Information regarding us may also be obtained from its Web site at http://www.viatel.com.

         This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and exhibits thereto for further information. Exhibits to the registration statement that are omitted from this prospectus may also be obtained at the SEC's Web site described above. Statements contained or incorporated by reference in this prospectus concerning the provisions of any agreement or other document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and you are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.


                 Incorporation of Certain Documents by Reference

         The following documents heretofore filed by us with the SEC under the Securities Exchange Act of 1934 are incorporated by reference in this prospectus:

         (i) Our annual report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Commission on March 31, 1999; and

         (ii) The description of our common stock, $0.01 par value, contained in our registration statement on Form 8-A (Registration No. 000-21261) filed with the Commission on August 27, 1996 under Section 12 of the Securities Exchange Act of 1934.

         All reports and other documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Written requests for such documents should be directed to our Director of Investor Relations at our principal executive offices located at 685 Third Avenue, New York, New York 10017 or by telephone at (212) 350-9200.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses, all of which will be paid by the Registrant in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the SEC registration fee.


SEC Registration Fee.......................................      $35,859.30

Legal Fees and Expenses....................................      $15,000.00

Accounting Fees and Expenses...............................      $ 2,500.00

Miscellaneous expenses.....................................      $   913.97
                                                                -----------

   Total...................................................      $54,273.27
                                                                  =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporations Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under such
Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, except that no indemnification shall be made with respect thereto unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify present or former directors and officers who are successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Article Tenth of the Registrant's Amended and Restated Certificate of Incorporation and Article X of the Registrant's Amended and Restated Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL.

         Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other employee against any liability asserted against such person and incurred by such person in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability. The Registrant has obtained officers' and directors' liability insurance of $15 million for members of its Board of Directors and executive officers. In addition, the Registrant has entered into agreements to indemnify its directors and officers from and against any Expenses (as defined in the indemnity agreement) incurred by such person in connection with investigating, defending, serving as a witness in, participating in (including on appeal) or preparing for any of the foregoing in any threatened, pending or contemplated action, suit or proceeding (including an action by or in the right of the Registrant), or any inquiry, hearing or investigation, to the fullest extent permitted by law, as such law may be amended or interpreted (but only to the extent that such amendment or interpretation provides for broader indemnification rights). The indemnity agreement contains certain provisions to ensure that the indemnitee receives the benefits contemplated by the agreement in the event of a "change in control" (as defined in the indemnity agreement) such as the establishment and funding of a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated to be incurred by the indemnitee in connection with investigating, preparing for, participating in and/or defending a proceeding.

         At present, there is no pending litigation or other proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.



ITEM 16. EXHIBITS

EXHIBIT NUMBER   DESCRIPTION OF DOCUMENT
--------------   -----------------------

    4.1* Indenture, dated as of April 8, 1998, between Viatel, Inc. and The Bank of New York, as Trustee, relating to Viatel, Inc.'s 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior Discount Note) (incorporated herein by reference to
                 Exhibit 4.1 to Viatel, Inc.'s Registration Statement on Form S-4, filed on July 10, 1998, Registration No. 333-58921 ("Viatel's 1998 Form S-4")).

EXHIBIT NUMBER   DESCRIPTION OF DOCUMENT
--------------   -----------------------


    4.2* Indenture, dated as of April 8, 1998, between Viatel, Inc. and The Bank of New York, as Trustee, relating to Viatel, Inc.'s 11.25% Senior Notes Due 2008 (including form of 11.25% Senior
                 Note) (incorporated herein by reference to Exhibit 4.2 to Viatel's 1998 Form S-4).

    4.3* Indenture, dated as of April 8, 1998, among Viatel, Inc., The Bank of New York, as Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 12.40% Senior Discount Notes Due 2008 (including form of 12.40% Senior Discount Note) (incorporatedherein by reference to Exhibit 4.3 to Viatel's 1998 Form S-4).

    4.4* Indenture, dated as of April 8, 1998, among Viatel, Inc., The Bank of New York, as Trustee, and Deutsche Bank,
                 Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 11.15% Senior Notes Due 2008 (including form of 11.15% Senior Note) (incorporated herein by reference to Exhibit 4.4 to Viatel's 1998 Form S-4).

    4.5* Indenture, dated as of April 8, 1998, among Viatel, Inc., The Bank of New York, as Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 10% Subordinated Convertible Debentures Due 2011 (including form of 10% Subordinated Convertible Debenture) (incorporated herein by reference to
                 Exhibit 4.5 to Viatel's 1998 Form S-4).

    4.6* Conversion Shares Registration Rights Agreement, dated April 3, 1998, among Viatel, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.) Securities, Inc. and NationsBanc Montgomery Securities LLC (incorporated herein by reference to Exhibit 4.7 to Viatel's 1998 Form S-4).

    4.7* Amended and Restated Certificate of Incorporation of Viatel, Inc. (incorporated herein by reference to Exhibit 3.1(i)(a) to Viatel, Inc.'s Registration Statement on Form S-1, Registration No. 333-09699, filed on August 7, 1996; Certificate of Designations, Preferences and Rights of 10% Series A Redeemable Convertible Preferred Stock, $.01 par value (incorporated herein by reference to Exhibit 3(i)(b) to Viatel's 1998 Form S-4); Certificate of Amendment to Viatel, Inc.'s Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 4.9 to Viatel, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1998, File No. 000-21261).

    4.8*         Second Amended and Restated Bylaws of Viatel, Inc.
                 (incorporated herein by reference to Exhibit 3(ii) of Viatel, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1997, File No.
                 000-21261).


    4.9          Indenture, dated as of March 19, 1999, between Viatel, Inc.
                 and The Bank of New York, as Trustee, relating to Viatel, Inc.'s US dollar denominated 11.50% Senior Notes Due 2009 (including form of 11.50% Senior Note).



    4.10         Indenture, dated as of March 19, 1999, between Viatel, Inc.
                 and The Bank of New York, as Trustee, relating to Viatel, Inc.'s Euro denominated 11.50% Senior Notes Due 2009 (including form of 11.50% Senior Note).

EXHIBIT NUMBER   DESCRIPTION OF DOCUMENT
--------------   -----------------------


    4.11 Registration Rights Agreement, dated as of March 12, 1999, among Viatel, Inc. and the Initial Purchasers.



    5.1** Opinion of Kelley Drye & Warren LLP (included in their opinion filed as Exhibit 5.1).


   23.1** Consent of Kelley Drye & Warren LLP (included in their opinion filed as Exhibit 5.1).


   23.2          Consent of KPMG LLP.


   24*           Powers of Attorney (included on original S-3 signature page).

--------------------
*            Incorporated herein by reference.
**           Previously filed.

ITEM 17. UNDERTAKINGS

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price, represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Under the requirements of the Securities Act, the Registrant, Viatel, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 2nd day of April 2, 1999.


                                  VIATEL, INC.


                                  By:    MICHAEL J. MAHONEY*
                                         ------------------------------------
                                         Chairman of the Board, President and
                                         Chief Executive Officer



         Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on April 2, 1999.


Signature                                 Title
---------                                 -----

MICHAEL J. MAHONEY *                      Chairman of the Board, President and
----------------------------------           Chief Executive Officer (Principal
Michael J. Mahoney                           Executive Officer)


/S/ALLAN L. SHAW                          Senior Vice President, Finance, Chief
----------------------------------           Financial Officer and Director
 Allan L. Shaw                               (Principal Financial and Accounting
                                             Officer)


PAUL G. PIZZANI *                            Director
----------------------------------
Paul G. Pizzani

FRANCIS J. MOUNT *                           Director
----------------------------------
Francis J. Mount

JOHN G. GRAHAM *                             Director
----------------------------------
John G. Graham


* By:  /S/ ALLAN L. SHAW
       ----------------------------
       Allan L. Shaw
       by Power of Attorney

                                INDEX TO EXHIBITS


EXHIBIT NUMBER  DESCRIPTION OF DOCUMENT
--------------  -----------------------

    4.1* Indenture, dated as of April 8, 1998, between Viatel, Inc. and The Bank of New York, as Trustee, relating to Viatel, Inc.'s 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior Discount Note) (incorporated herein by reference to
                Exhibit 4.1 to Viatel, Inc.'s Registration Statement on Form S-4, filed on July 10, 1998, Registration No. 333-58921 ("Viatel's 1998 Form S-4")).

    4.2* Indenture, dated as of April 8, 1998, between Viatel, Inc. and The Bank of New York, as Trustee, relating to Viatel, Inc.'s 11.25% Senior Notes Due 2008 (including form of 11.25% Senior
                Note) (incorporated herein by reference to Exhibit 4.2 to Viatel's 1998 Form S-4).

    4.3* Indenture, dated as of April 8, 1998, among Viatel, Inc., The Bank of New York, as Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 12.40% Senior Discount Notes Due 2008 (including form of 12.40% Senior Discount Note) (incorporated herein by reference to Exhibit 4.3 to Viatel's 1998 Form S-4).

    4.4* Indenture, dated as of April 8, 1998, among Viatel, Inc., The Bank of New York, as Trustee, and Deutsche Bank,
                Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 11.15% Senior Notes Due 2008 (including form of 11.15% Senior Note) (incorporated herein by reference to Exhibit 4.4 to Viatel's 1998 Form S-4).

    4.5* Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel, Inc.'s 10% Subordinated Convertible Debentures Due 2011 (including form of 10% Subordinated Convertible Debenture) (incorporated herein by reference to Exhibit 4.5 to Viatel's 1998 Form S-4).

    4.6* Conversion Shares Registration Rights Agreement, dated April 3, 1998, among Viatel, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.) Securities, Inc. and NationsBanc Montgomery Securities LLC (incorporated herein by reference to Exhibit
                4.7 to Viatel's 1998 Form S-4).

    4.7* Amended and Restated Certificate of Incorporation of Viatel, Inc. (incorporated herein by reference to Exhibit 3.1(i)(a) to Viatel, Inc.'s Registration Statement on Form S-1, Registration No. 333-09699, filed on August 7, 1996; Certificate of Designations, Preferences and Rights of 10% Series A Redeemable Convertible Preferred Stock, $.01 par value (incorporated herein by reference to Exhibit 3(i)(b) to Viatel's 1998 Form S-4); Certificate of Amendment to Viatel, Inc.'s Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 4.9 to Viatel, Inc.'s quarterly report on Form 10-Q for the quarter ended September 30, 1998, File No. 000-21261).

    4.8*        Second Amended and Restated Bylaws of Viatel, Inc.
                (incorporated herein by reference to Exhibit 3(ii) of Viatel, Inc.'s Form 10-Q for the quarter ended September 30, 1997, File No. 000-21261).

EXHIBIT NUMBER  DESCRIPTION OF DOCUMENT
--------------  -----------------------


    4.9         Indenture, dated as of March 19, 1999, between Viatel, Inc.
                and The Bank of New York, as Trustee, relating to Viatel, Inc.'s US dollar denominated 11.50% Senior Notes Due 2009 (including form of 11.50% Senior Note).

    4.10        Indenture, dated as of March 19, 1999, between Viatel, Inc.
                and The Bank of New York, as Trustee, relating to Viatel, Inc.'s Euro denominated 11.50% Senior Notes Due 2009 (including form of 11.50% Senior Note).

    4.11 Registration Rights Agreement, dated as of March 12, 1999, among Viatel, Inc. and the Initial Purchasers.


    5.1** Opinion of Kelley Drye & Warren LLP as to the validity of the securities being registered.

   23.1** Consent of Kelley Drye & Warren LLP (included in their opinion filed as Exhibit 5.1).

   23.2         Consent of KPMG LLP.

   24** Powers of Attorney (included on original S-3 signature page).

--------------------
*            Incorporated herein by reference
**           Previously filed.